Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We have issued our report dated July 9, 2024, with respect to the consolidated financial statements of Beneficient as of March 31, 2024 and 2023 and for each of the years then ended appearing in Beneficient’s Annual Report on Form 10-K for the year ended March 31, 2024, which includes an explanatory paragraph regarding substantial doubt about Beneficient’s ability to continue as a going concern. We consent to the use of the aforementioned report contained in the Prospectus constituting a part of Beneficient’s Amendment No. 2 on Form S-1 to the Registration Statement (File No. 333-281694) on Form S-3.

We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ WEAVER AND TIDWELL, L.L.P.

San Antonio, Texas

October 21, 2024